MEDASSETS, INC.
100 North Point Center East, Suite 200
Alpharetta, Georgia 30022
December 10, 2007
VIA EDGAR AND FACSIMILE
Mark P. Shuman
Branch Chief — Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Re:	MedAssets, Inc. Registration Statement on Form S-1 (Registration No. 333-145693)
Dear Mr. Shuman:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MedAssets, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to Wednesday, December 12, 2007 at 2:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter. Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.
The Company hereby also respectfully requests that the effectiveness of its Form 8-A for the Company’s common stock, filed with the Commission on December 10, 2007 pursuant to the Securities and Exchange Act of 1934, as amended, be accelerated to be simultaneous with the effective date of the Registration Statement.
The cooperation of the staff in meeting the timetable described above is very much appreciated.
The Company hereby acknowledges:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (678) 323-2806 or Morgan D. Elwyn, Esq. of Willkie Farr & Gallagher, LLP, our legal counsel, at (212) 728-8981.
Sincerely,
/s/ Jonathan H. Glenn
Jonathan H. Glenn
Executive Vice President, Chief Legal and Administrative Officer
cc:	Steven J. Gartner, Esq. Morgan D. Elwyn, Esq.

December 10, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Subject:	15,295,000 Shares Common Stock Registration Statement on Form S-1, as amended File No. 333-145693
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise you that between November 28, 2007 and the date hereof 14,000 copies of the Preliminary Prospectus dated November 28, 2007 were distributed as follows: 12,687 to 7 prospective underwriters; 1,194 to 1,194 institutional investors; 0 to 0 prospective dealers; 116 to 116 individuals; and 3 to 3 rating agencies.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 p.m. (Eastern) on Wednesday, December 12, 2007 or as soon thereafter as practicable.
[Remainder of Page Intentionally Left Blank.]

This Letter is executed as of the date first set forth above.
Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
LEHMAN BROTHERS INC.
DEUTSCHE BANK SECURITIES INC.
GOLDMAN, SACHS & CO.
PIPER JAFFRAY & CO.
WILLIAM BLAIR & COMPANY, L.L.C.
WACHOVIA CAPITAL MARKETS, LLC
By: MORGAN STANLEY & CO.
INCORPORATED

By:	/s/ Nicholas Apostolatos
Name: Nicholas Apostolatos
Title: Vice President

By: LEHMAN BROTHERS INC.

By:	/s/ John Sowinski
	Name:	John Sowinski
	Title:	Vice President

as representatives of the several underwriters

Acceleration Request Letter